UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

BROADVISION, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

111412706
(CUSIP Number)

Marlin Capital Investments LLC
4400 Biscayne Boulevard, Suite 850, Miami, FL 33137.

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 4, 2011
__________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10503G105

1.	Names of Reporting Persons

Marlin Capital Investments LLC       27-5459967

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	□
(b)	□

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions)

Personal Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

Florida

Number of Shares Bene-	7.	Sole Voting Power 0
ficially Owned by Each Reporting	8.	Shared Voting Power 248,771
Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 248,771

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

248,771

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11)

5.5%(1)

14.	Type of Reporting Person (See Instructions)
PN – Partnership

(1)	Based on 4,505,164 shares outstanding as of July 29, 2011.

1.	Names of Reporting Persons

Barry Honig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	□
(b)	□

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

Florida

Number of Shares Bene-	7.	Sole Voting Power 0
ficially Owned by Each Reporting	8.	Shared Voting Power 248,771
Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 248,771

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

248,771

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11)

5.5%(1)

14.	Type of Reporting Person (See Instructions)
IN

(2)	Based on 4,505,164 shares outstanding as of July 29, 2011.

1.	Names of Reporting Persons

Michael Brauser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	□
(b)	□

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

Florida

Number of Shares Bene-	7.	Sole Voting Power 0
ficially Owned by Each Reporting	8.	Shared Voting Power 248,771
Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 248,771

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

248,771

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11)

5.5%(1)

14.	Type of Reporting Person (See Instructions)
IN

(3)	Based on 4,505,164 shares outstanding as of July 29, 2011.

Item 1. Security and Issuer

         This Schedule 13D relates to shares of the common stock, $.0001 par  value per share, of Broadvision, Inc. a Florida corporation (the "Company"). The address of the principal executive office of the Company is 1600 Seaport Blvd, Suite 550, North Bldg., Redwood City, California, 94063.

Item 2. Identity and Background

(a)	This statement is being filed by Marlin Capital Investments LLC (“Marlin Capital”) and the members of Marlin Capital, Barry Honig and Michael Brauser (collectively, the “Members”).

(b)	The business address for Marlin Capital and the Members is 4400 Biscayne Boulevard, Suite 850, Miami, FL 33137.

(c)	The principal occupation of each of the Members is individual investor.

(d)	During the last five years, neither Marlin Capital nor the Members have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, neither Marlin Capital nor the Members have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Members are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

As previously reported on a Schedule 13G which was filed with the Securities and Exchange Commission on September 21, 2011, Marlin Capital acquired beneficial ownership of the shares as part of its investment activities. Marlin Capital acquired  248,771 shares and paid $8.50 per share.

Item 4. Purpose of Transaction

As of October 4, 2011, Marlin Capital sent the Company a letter detailing its desire to acquire the Company  either directly or through an acquisition. Marlin Capital ‘s acquisition of the Company is conditioned on the satisfactory completion of due diligence, obtaining all necessary financing commitments, consents and approvals, waiver of any anti-takeover provisions and statutes, acceptable merger agreement and  other customary conditions.  There can be no assurance that Marlin Capital will acquire the Company.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, Marlin Capital beneficially owns 248,771shares of the Issuer’s common stock, which represents approximately 5.5% of the Issuer’s common stock.

(b)
The Members have shared right to control voting and disposition of the 248,771 shares owned by Marlin Capital and may be deemed the beneficial owners of these shares.  The Members each disclaim beneficial ownership of the shares of the Issuer owned by Marlin Capital.

(c)
Other than the acquisition of the shares as reported herein, and as described under Item 4, neither  Marlin Capital nor the Members have effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)
To the best knowledge of Marlin Capital and the Members, no person other than as described in this Item has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 248,771 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARLIN CAPITAL INVESTMENTS, LLC

	By:	/s/ Barry Honig
Barry Honig, Its: Manager

October 4, 2011

/s/ Barry Honig
Barry Honig

/s/ Michael Brauser
Michael Brauser